INVEST IN **ALLERPOPS**

Liberate millions from allergies by correcting the root cause of allergies

PITCH VIDEO   INVESTOR PANEL



WE'RE
BACK
AFTER PROVING
ALLERPOPS
CORRECTS THE ROOT
CAUSE OF ALLERGIES

allerpops.com   Los Alamos NM

Technology   Consumer Goods   Retail   Biotech

LEAD INVESTOR

Martin Witt Founder, Top Rank Media

I agreed to be the lead investor because 40 years of business experience has taught me to recognize that AllerPops is a unique revolutionary product and that it meets the needs of millions of people. AllerPops corrects the cause of allergies, unlike all the other remedies, medicines, treatments that merely mask the symptoms. I have suffered allergies my entire life. After trying all the remedies, that treat only the symptoms, I was left very frustrated and conceded that I will always be taking these medicines and suffer the unhealthy side effects. Then I saw Allerpops on TV, and tried it with doubt. I was surprised by it's amazing results of incredible relief. It was a game changer, and I'm still amazed. It's very liberating to be allergy free and not need to take, and pay for these costly pharmaceuticals. Allerpops do work, because they CORRECT THE CAUSE. I have jumped in and joined the team as lead investor. I deeply believe in Allerpops, Dr. Han, and the enormous potential in bringing Allerpops to this huge market. To me this event may come around once in a lifetime. I'm thankful to have this rare opportunity and share it with family and friends. I am pleased to own Allerpops and to bring this solution to millions globally who want to live allergy free.

Invested $16,000 this round

Highlights

1. 🧪 Thanks to investors, our clinical trials proved AllerPops is effective for lasting allergy relief.
2. 😀 Over ten thousand customers are satisfied with our astonishing 94.5% efficacy rate!
3. 📓 Seven patents are issued from the US & internationally, protecting both composition & method.
4. 💰AllerPops has generated more than $230K in revenue during our product development and market test.
5. 🍭50 million people in the US can suck the lollipops and get relief for months to years.
6. ☂300 million people in the US can potentially benefit from AllerPops to prevent allergies.
7. 👷AllerPops and its partners are forming a super virtual organization ready for national marketing.

Our Team



Cliff Han Founder and CEO

Dr. Han was a biologist for 28 years and a former medical doctor. He participated in the Human Genome Project and authored more than 300 peer-reviewed publications. He is a scientist and also has the heart of an entrepreneur.

The founder and his son suffered from allergies. Being a biologist, he wanted to provide a solution and began researching the cause of airborne allergies.



Paul J. Scott CMO (Fractional)

Mr. Scott has strong branding, digital strategy, and marketing background along with 21+ years of experience in digital, branding, marketing, websites/web app technology, and advertising to advance and grow the brands and companies he works with.



Amanda Giannini CFO (Fractional)



Amanda Gianinni has 18 years of C-Level finance experience focused on venture-backed startup companies and venture capital.



Stuart Rose Advisor

Stuart Rose founded The BioScience Center in Albuquerque in 2012. A serial entrepreneur with more than four decades in the pharmaceutical manufacturing industry and a regular consultant to FDA.

AllerPops Corrects the Root Cause of Allergies

AllerPops provide safe and natural support for a balanced immune system, with expertly formulated, FDA-approved ingredients to revolutionize allergy relief by correcting the root cause of allergic rhinitis.


We Are
Liberating
Millions From
Allergies
AllerPops

The Problem


50 Million
people suffer from allergies each year
costing $18 Billion annually in the US!

Current solutions are filled with chemicals – and they need to be taken daily. They act as a temporary fix, only masking the symptoms and completely ignoring the root cause.


Current solutions act as a temporary fix, but completely ignore the root cause.
Name
Adress
Rx

Without updated allergy relief treatments, people continue to suffer from worsening symptoms and are at risk of autoimmune disorders.

Our Solution


AllerPops feeds oral probiotics and corrects the fundamental cause of allergies.


The root cause of allergies is oral probiotic deficiency.

Allergies worsen if you do not have enough beneficial probiotic bacteria in your mouth. These probiotics pacify the immune system, preventing pointless attacks on harmless substances and the manifestation of symptoms.


How to use AllerPops
Watch later
Share
Watch on YouTube


Relief lasting months to years
Additional benefits include:
-Stopping/slowing progress of allergies-
-Lowering the risk of autoimmune diseases-
-Drug-free and made with FDA approved food ingredients-
-Non-pollen specific. Effective to all allergens-


AllerPops
is Patent Protected
PATENT


-5 Patents Submitted
Internationally

AllerPops and associated methods have been protected by six US patents, (US Pat No.: 11,364,217, No.: 11,083,759, No.: 11,083,760, No.: 10,398,670, No._9,795,579, US 2019/0343900 A1, US 10,471,033 B2). In addition, we have submitted patent applications to 5 major international markets.


AllerPops is
tested & proven
by their 2022
clinical trial.

This year, AllerPops invested funds from their last raise to validate their efficacy through double-blind, placebo-controlled clinical trials performed by an independent clinical trial company.

The results demonstrated that: **AllerPops is effective for lasting allergy relief and safe to use.**


AllerPops corrects
the root cause
of allergies.

Check out what our customers shared about their symptom relief.


Customer Satisfaction Survey
(US 2019-2020)
94.5%
of users feel relief from
Nasal Congestion
89.5%
of users feel relief from
Nasal Discharge/Sneezing
86%
of users feel relief from
Watery/Red Eyes
AllerPops are Highly Effective in Relieving Allergy Symptoms

What People Are Saying


Testimonials Ben, Shannon and Martin


Watch later
Share
Martin Witt
Watch on YouTube


The Long-Lasting Allergy Relief
Watch later
Share
Watch on YouTube

Press


Awarded 2020 Best Small Business in New Mexico
Dr. Han was recognized by New Mexico Governor Michelle Lujan Grisham

Market Opportunity


ALLERPOPS IS POISED TO DISRUPT THE
$40 BILLION
GLOBAL ALLERGY RELIEF MARKET.


50M
Americans suffer from airbone allergies.
40%
Of children suffer from allergies.
Our Industry is Primed for Growth
$18B
Spent annually in the American allergy market.
$40B
6th
Leading cause of


The annual value of the allergy market worldwide by 2025.
chronic disease in the US.

AllerPops is in a league of its own.


Symptomatic Treatment
Causal Treatment
AllerPops
Probiotic Lollipops

Traction

Since our last Wefunder raise, the **independent phase II clinical trial** confirmed AllerPops is **effective, safe, and corrects the root cause of allergies**. This will allow for FDA approval and labeling.

AllerPops has expanded our **wholesale distribution** with regional independent pharmacy partnerships and continues to **increase online sales** through the AllerPops site and Amazon.

Business Plan

AllerPops' Go-To-Market Strategy


AllerPops
is a consumer, health-tech product.
Health-tech Product:
• Developed based on cutting-edge biometical research
• Protected by US and international patents
• Confirmed efficacy with clinical trials
• Will get FDA permission to label AllerPops as allergy relief remedy
Consumer Product:
• AllerPops will continue to be distributed over the counter.
KNOZE AllerPops
LONG LASTING ALLERGY RELIEF

Marketing Strategy

AllerPops' overarching market strategy is **thought-leader-based** (EXPERTISE) marketing to build AllerPops as the **leader in allergy treatment and prevention**. In doing so, they will keep a lean internal organizational structure and align with third-party services to fulfill our marketing needs in the next two years.


Marketing
Public Relations
Initial pitch to radio, podcasts.
Pitch to mid-top tier outlets.
Pitch to TV: rotate topics with seasonal changes and promote milestones.
SEO
On site & off site SEO, conversion optimization and paid online campaigns.
Influencer
First campaign 100 influencers.
Second campaign modify from 1st.


Social Media
Social media and email marketing.
TV Ads
New Mexico and a few selected allergy capitals.
2023
FUTURE
Book: Nothing to Sneeze At
AllerPops Prebiotic Mouthwash
AllerPups For Allergic Dogs
AllerPops Prebiotic Toothpaste
AllerPops New Flavors
Product Launches

Dr. Han often compares marketing to burning a furnace. The product and service are the structure of the furnace. **The content, story, and useful information are the fuel.**

- Frequent posts on social media are the base flame
- Influencer marketing the mid-flame
- PR-facilitated earned media exposure to the top flame with the highest temperature.

To further strengthen and enrich AllerPops' content, we will **report our clinical trial in a peer-reviewed journal**. In addition, they will **publish a book** about Dr. Han's journey of innovating AllerPops in early 2023. The title of the book is "Nothing to Sneeze at."

Allerpops will select and engage **high-performance experts in SEO, content marketing, PPC, social media, influencer marketing, and public relation** to market their expertise, product, and service.


AllerPops and their partners will form a
super virtual organization,
facilitating each other's mission through direct communication with the goal of liberating millions from allergies.

AllerPops' efforts will **geographically tilt to the top 50 US allergy capitals** that tend to be in the south, southeast, and east regions and temporally follow the allergy season progress from south to north in the spring and reverse pattern in the fall.

AllerPops will **transition from a DTC to a wholesale business model**, increasing the scalability and reach to allergy sufferers worldwide.


80% DTC - 20% Wholesale
70% Wholesale - 30% DTC

The switch to a wholesale model is expected to increase revenue over a much shorter period exponentially.

In addition, AllerPops will continue to cultivate relationships with trusted pharmacies and retailers.



Financial Snapshot
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
$'(5,000,000)
2022
2023
2024
2025
2026
$1,476,450
3,075,240
6,992,190
13,984,381
Total Revenue
Total Payroll Expenses
Total Operating Expenses
Gross Profit
EBITDA

Forward-looking projections are not guaranteed.

Vision

AllerPops will be using the raised funds to launch their new branding and marketing campaign (50%), scale up inventory production (25%), and complete their FDA application (5%) and others (20%).



FUNDING
Other 20%
FDA Application 5%
Marketing 50%
Scale Production 25%
Roadmap For Use of Funds

7.5% of funds raised will go towards the Wefunder intermediary fee.



Removing suffering is among the noblest things one can do for others.

Together with our investors, we will **liberate millions from the US and billions worldwide who suffer from allergies.**

After all, with your ultimate support, **nothing can stop us** from reaching our goals.

We are the Peacemakers between allergy sufferers and mother nature!

Come and join us today to pop the allergies.

Have a question? Come to our **weekly Zoom call Thursday from 2:00 - 2:15 pm MST** here.

Reach Out: info@allerpops.com; **phone**: 505 695 4236.

Downloads

allerpopsPrimaryResearch.pdf

whiteboardWhyWeHaveAllergies.mp4

Allerpops Financial Statements and Review Report - 2020 and 2021 11.29.22.pdf